UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2002)

                              TRUSTMARK CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    898402102
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [X]   Rule 13d-1(b)
                               [ ]   Rule 13d-1(c)
                               [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898402102

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Trustmark National Bank, as trustee
       64-0180810

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)  [ ]
    (b)  [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Organized under the laws of the United States

NUMBER OF               5.   SOLE VOTING POWER           2,387,575
SHARES
BENEFICIALLY            6.   SHARED VOTING POWER           234,770
OWNED BY
EACH                    7.   SOLE DISPOSITIVE POWER      2,387,575
REPORTING
PERSON                  8.   SHARED DISPOSITIVE POWER      234,770
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,622,345

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.3%

12.  TYPE OF REPORTING PERSON

     BK

CUSIP No. 898402102

Item 1(a)  Name of Issuer:

           Trustmark Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           248 East Capitol Street
           Jackson, Mississippi 39201

Item 2(a)  Name of Person Filing:

           Trustmark National Bank, as trustee

Item 2(b)  Address of Principal Business Office:

           248 East Capitol Street
           Jackson, Mississippi 39201

Item 2(c)  Citizenship:

           Organized under the laws of the United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           898402102

Item 3     Type of Person:

           (b) Bank [x]  Bank as defined in section 3(a)(6) of the Act
                         (15 U.S.C. 78c).

Item 4     Ownership:

           (a)   Amount beneficially owned: 2,622,345
           (b)   Percent of class:  4.3%
           (c)   Number of shares as to which the person has:
                   (i)  Sole power to vote or to direct the vote
                        2,387,575

                  (ii)  Shared power to vote or to direct the vote
                        234,770

                 (iii) Sole power to dispose or to direct the disposition of 2,387,575

                  (iv) Shared power to dispose or to direct the disposition of 234,770

Item 5     Ownership of Five Percent or Less of a Class:

           N/A

CUSIP No.  898402102

Item 6     Ownership of More than Five Percent on Behalf of Another Person:

     The shares referred to in this Schedule 13G are held by Trustmark National Bank as trustee of various trust accounts. Trustmark National Bank does not have the right to receive the dividends from these shares or to receive proceeds from the sale of these shares. Trustmark National Bank is not aware of any individual trust or beneficiary or related group of trusts or beneficiaries who own more than 5% of this stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           N/A

Item 8     Identification and Classification of Members of the Group:

           N/A

Item 9     Notice of Dissolution of Group:

           N/A

Item 10    Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 12, 2003

Signature: /s/ Zach Wasson
           ---------------

Name and Title:
           Zach Wasson
           Executive Vice President
           And Chief Financial Officer